Exhibit (e)(12)

RESEARCH ADVISORY AND
CONSULTING AGREEMENT

BETWEEN

DAVID SINCLAIR, Ph.D.
AND
SMITHKLINE BEECHAM CORPORATION, d/b/a GLAXOSMITHKLINE

This Consulting Agreement (“Agreement”) shall be effective as of date on which the transaction under which Sirtris Pharmaceuticals, Inc. is acquired by GSK is consummated (the “Effective Date”) and shall set forth, together with Appendices A, B, and C which are attached hereto and hereby incorporated by reference, the full terms and conditions which shall apply to the consulting and advisory services to be provided hereunder by David Sinclair, Ph.D. residing at 43 Newbrook Circle, Chestnut Hill, Massachusetts 02467 (hereinafter “Consultant”) as a consultant to the [Sirtris] Discovery Performance Unit (the “Unit”) of SmithKline Beecham Corporation, d/b/a GlaxoSmithKline, a Pennsylvania Corporation with a place of business at One Franklin Plaza, Philadelphia, PA 19101 (hereinafter “GSK”). Whereas, GSK and Consultant, desiring and intending to be legally bound by the terms and conditions hereof, do hereby enter into this Agreement as of the Effective Date. This Agreement shall terminate and be of no force or effect if the Agreement and Plan of Merger, dated as of April 22, 2008, among Sirtris Pharmaceuticals, Inc., SmithKline Beecham Corporation and Fountain Acquisition Corporation is terminated without the purchase of shares in the Offer (as such term is defined therein).

RECITAL

As part of its ongoing program of research and development, GSK desires to engage distinguished scientists and other qualified individuals such as Consultant to advise the Unit with respect to its strategy and to provide the “Services” as defined below.

AGREEMENT

In consideration of the mutual covenants set forth below, the parties hereby agree as follows:

1. Engagement of Services; Fees.

Consultant, pursuant to the provisions of this Agreement, is hereby retained by GSK to perform certain consulting services for the Unit as described in Appendix A (the “Services”), the essence of which is to provide independent professional insight and advice concerning the Unit’s strategies and scientific direction in the area of pharmaceutical research and development, and shall interface directly with the head of the Unit as the primary point of contact with GSK, although Consultant will also be asked to interact with other Senior R&D Managers.

(a) The specific nature of Consultant’s Services is more particularly described in Appendix A attached hereto, which also sets forth the terms of this engagement, Consultant’s fees for such work and such other terms and conditions as shall be deemed appropriate or necessary for the performance of the work. The terms in Appendix A and Appendix B shall supplement the terms of this Agreement, however, the Appendix A, B and C terms shall control and prevail over any inconsistent or contrary terms elsewhere in this Agreement. Consultant will make himself available to the Unit during the term of this Agreement for performing the Services for as many days as indicated under this Agreement.

(b) As part of the Services performed under this Agreement, Consultant may be asked to attend certain meetings at GSK’s facilities in the United States, and/or the United Kingdom, and/or such other place as GSK may designate. Consultant shall use commercially reasonable best efforts at times convenient to Consultant to attend such meetings at GSK’s expense.

(c) Any intention to modify Consultant’s role and/or expand the scope of work to be performed by Consultant during the term of this Agreement, will be made effective by mutual written agreement.

(d) As the full and complete consideration for Consultant’s Services and for the discharge of all Consultant’s obligations hereunder, GSK shall pay Consultant the compensation set forth in Appendix A.

2. Independent Contractor.

It is understood and agreed that:

(a) Consultant is an Independent Contractor and not an employee of GSK;

(b) Consultant has no authority to obligate GSK by contract or otherwise;

(c) Consultant is expected to perform his activities under this agreement to a professional standard, but otherwise GSK has no authority to impose the manner in which he performs his activities;

(d) Consultant will not be eligible for any employee benefits, nor will GSK make any deductions from Consultant’s fees for income tax, national insurance or similar contributions. Payment of all such taxes or other mandated deductions shall be the sole responsibility of Consultant, and Consultant hereby indemnifies GSK and its affiliated companies against any and all liabilities, claims, costs, expenses, damages, charges and assessments stemming from any failure by Consultant to pay any such taxes or mandated deductions or to comply with any relevant law, court order, judgment or the like, or any other requirement regarding the same; and

(e) Given the specialized and unique nature of his experience, which GSK values, Consultant shall not be permitted to substitute any other individual or to subcontract to any other person or party to perform any activities under this contract without the consent of the head of the Unit.

At those times when Consultant is working on site at a GSK facility, GSK will make reasonable efforts to make available suitable office facilities, computer equipment and access and administrative support, as necessary, but otherwise Consultant will be expected to provide his own equipment.

3. Additional Activities.

(a) During the period in which Consultant provides advisory, consulting and related Services to and for the Unit (the “Consulting Period”), Consultant will not directly or indirectly, for Consultant’s own account or for the account of others:

(i) as an individual proprietor, partner, stockholder, officer, employee, consultant, director, joint venture, investor, lender, or in any other capacity whatsoever (other than as the holder of not more than one percent (1%) of the total outstanding stock of a publicly held company), participate in the promotion, financing, ownership, operation, or management of, or assist in the or carry on through proprietorship, a corporation, partnership or other form of business entity which conducts business in the field of inhibitors/activators/regulators or any sirtuin enzyme or gene activity (the “Field”); provided, however, that the foregoing shall not prevent Consultant from engaging in any (i) academic research, work performed solely for non-profit organizations and governmental entities (and not in connection with, collaboration with, or in the context of any research or other work that is sponsored or otherwise funded by any for-profit or commercial entity), teaching or related activities in the Field, (ii) duties required to be performed for Consultant’s Employer and (iii) other activities in the Field that are specifically listed in Appendix A as being exempted by GSK; or (ii) recruit, solicit or induce, or attempt to induce, any employee or employees of the Unit to terminate their employment with, or otherwise cease their relationship with, GSK; or (iii) solicit, divert or take away, or attempt to divert or take away, the business or patronage of any of the clients, customers or accounts, prospective clients, customers or accounts, if any, of GSK that were contacted, solicited or served by Consultant during the Consulting Period.

(b) The restrictions set forth in Paragraph 3(a) are considered by the parties to be reasonable for the purposes of protecting the business of GSK from any conflict of interest by Consultant. However, if any restriction is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable.

Consideration to the Consultant for agreeing to these restrictions to his freedoms as an independent consultant are hereby agreed to be part of the overall fee rates and compensation as set forth in Appendix A. There will be no separate or additional compensation.

4. No Conflicting Obligation.

(a) It is understood that Consultant is presently affiliated with or performing work for or on behalf of certain third party institutions (the “Affiliates”) as well as any other full-time or part-time employers of Consultant (the “Employers”), each as identified in Appendix A. Consultant hereby represents and warrants to GSK that Consultant’s performance of all the terms of this Agreement and Consultant’s Services as a consultant to GSK pursuant to this Agreement does not and will not breach or present any conflict of interest with respect to the terms of any agreement with his/her Affiliates, Employers, or with any other third party, to keep in confidence any proprietary information of another entity acquired by Consultant in confidence or in trust prior to on or after the date of this Agreement.

(b) Consultant has not entered into, and hereby agrees not to enter into during the Consulting Period, any agreement, either written or oral, which would present or result in a conflict with any provision of this Agreement, or which would result in a conflict of interest between any of the rights, covenants or obligations of Consultant under this Agreement and any such other agreement, including without limitation, the scope or nature of Consultant’s role and responsibilities with any of the Affiliates. Moreover, subject to the exceptions listed in Paragraph 3(a)(i), Consultant agrees that during the term of this Agreement, Consultant shall not, without the prior written consent of the Senior Vice President, Human Resources, Research & Development enter into any consulting arrangement which entails the performance of services that would be inconsistent with the provisions of Paragraphs 3 or 4 of this Agreement. In the event that Consultant becomes aware of any such conflicting agreement, conflict of interest, or the breach of any provision of this subparagraph (b), Consultant shall immediately notify GSK in writing within five (5) business days of such perceived conflict, and GSK shall have the right, at its sole discretion, to either waive the conflict and continue the Agreement, or to terminate this Agreement in its entirety with immediate effect, in each case upon providing written notice to Consultant.

(c) Notwithstanding anything to the contrary in this Agreement, the provisions of this Agreement are subject to the understanding that Consultant is affiliated with the Employers and Affiliates and must fulfill certain obligations to the Employers and Affiliates pursuant to the guidelines or policies adopted by the Employers and Affiliates. By way of example and not limitation, GSK acknowledges that: (i) Consultant is a member of the faculty of Harvard Medical School (“HMS” or “University” or “Institution”); (ii) Consultant is subject to certain policies of the University, as such policies may be revised from time to time, including, among others, policies concerning consulting, conflicts of interest and commitment, and intellectual property; (iii) this Agreement is subject to such policies; and (iv) and any provision of this Agreement that conflicts with such policies shall be superseded by such policies. Further, the Company agrees that this Agreement is subject to the “Addendum to Consulting Agreement” attached hereto as Exhibit C, the terms of which are incorporated herein by reference. In addition, GSK and the Consultant understand and agree that the Consultant, as an employee and faculty member of HMS, is prohibited by HMS conflict of interest policies from holding any “Executive Position” (defined in the policy as “any position responsible for a material part of the operation of a for-profit Business engaged in commercial or research activities of a biomedical nature”), including that of “Scientific Director,” and that the entire and overall relationship between GSK and the Consultant, both as described in this Agreement and otherwise, does not and will not constitute any such Executive Position so long as the Consultant remains a full time HMS faculty member.

(d) If Consultant is required to disclose any GSK Inventions owned by GSK hereunder to any of the Affiliates pursuant to any applicable requirement under any agreement with an Affiliate, he/she shall promptly notify GSK in writing of such obligation, specifying the precise nature of such disclosure requirement and identifying the applicable guideline or policy under which disclosure is required, prior to making such disclosure. As of the Effective Date, neither party is aware of any such obligations.

(e) Consultant shall not have the right to publish any data, results, discoveries, inventions, analysis, opinion or other work product resulting from the performance of the Services by Consultant for GSK hereunder, without the advance prior written approval of GSK, which approval shall be at the sole discretion of GSK.

5. No Improper Use of Materials.

Consultant agrees not to bring to GSK or to use in the performance of the Services for the Unit materials or documents of a present of former employer of Consultant, or any materials or documents obtained by Consultant under a binder of confidentiality imposed by reason of another of Consultant’s consulting relationships, unless such materials or documents are generally available to the public or Consultant has authorization from such present or former employer or client for the possession and unrestricted use of such materials. Consultant understands that Consultant is not to breach any obligation of confidentiality that Consultant has to present or former employers or clients, and agrees to fulfill all such obligations during the term of this Agreement.

6. Term and Termination.

Unless extended by the mutual written agreement of the parties or terminated early as set forth below, the term of this Agreement shall expire three (3) years from the Effective Date (the “Initial Term”). The Agreement may be terminated earlier as follows:

(a) Either party may terminate this Agreement in the event of a material breach by the other party of any of the provisions or covenants contained herein if such breach continues uncured for a period of thirty (30) days after written notice of such breach; and

(b) In any other circumstances, either party may terminate this Agreement at any time for convenience, with or without cause, upon sixty (60) days written notice, unless the parties mutually agree to a shorter notice period. Except as set forth in this Agreement, neither party shall incur any additional cost, expense or liability other than that which is due and accrued as of the effective date of such termination as the result of any termination by either party under this subparagraph 6(b), and

(c) GSK shall have the right to terminate this Agreement with immediate effect in the event of any breach by Consultant of Paragraph 3, 4 or 5 that is injurious to GSK, or in the event of any gross or willful misconduct with respect to any working environment, health and safety or security issues, or any material violation of a federal, state or local law, regulation or ordinance.

For clarity, the parties understand and agree that, in the event of any conflict, the terms of Appendix A shall supersede the terms of this Paragraph 6.

7. Effect of Termination.

Upon the expiration or termination of this Agreement, each party shall be released from all obligations and liabilities to the other occurring or arising after the date of such termination, except that any termination or expiration of this Agreement for any reason shall not relieve (i) Consultant of Consultant’s obligations under Paragraphs 2, 4(e) and under the Supplemental Terms and Conditions attached as Appendix B, (ii) GSK of GSK’s obligations under Paragraph 4 of Appendix A (Payment of Services), nor (iii) either party of its obligations under Paragraphs 9-13 hereof, all of which provisions specified in the foregoing clauses (i) through (iii) shall each survive any expiration or termination of this Agreement in accordance with their respective terms and conditions (and where no duration is stated, shall survive indefinitely), nor shall any such termination relieve Consultant or GSK from any liability arising from any breach of this Agreement. Upon termination of this Agreement for any reason whatsoever, Consultant shall promptly surrender and deliver to GSK all documents, notes, laboratory notebooks, drawings, specifications, calculations, sequences, data and other materials of any nature pertaining to Consultant’s work with GSK, and any documents or data of any description (or any reproduction of any documents or data) containing or pertaining to any Proprietary Information. Consultant agrees that in the event of such termination, Consultant will cooperate with GSK in completing and signing GSK’s termination statement for scientific consultants.

8. Extension of Term.

The parties may by mutual written agreement, at any time prior to termination or expiration, renew this Agreement for an additional period or periods.

9. Assignment.

The rights and liabilities of the parties hereto shall bind and inure to the benefit of their respective successors, heirs, executors and administrators, as the case may be; provided that, as GSK has specifically contracted for Consultant’s Services, Consultant may not assign, subcontract, sublicense or otherwise delegate any part or all of the Services or of Consultant’s rights and obligations under this Agreement to any person or party, without the express prior written consent of GSK.

10. Legal and Equitable Remedies.

Because Consultant’s Services are personal and unique and because Consultant may have access to and become acquainted with the Proprietary Information of GSK, GSK shall have the right to enforce this Agreement and any of its provisions by seeking an injunction, specific performance or other equitable relief under all applicable laws, without prejudice to any other rights and remedies that GSK may have for a breach of this Agreement.

11. Governing Law; Severability.

This Agreement shall be governed by and construed according to the laws of Commonwealth of Massachusetts. If any provision of this Agreement is found by a court of competent jurisdiction to be unenforceable, that provision shall be severed and the remainder of this Agreement shall continue in full force and effect.

12. Complete Understanding; Modification.

This Agreement, together with the Appendices A-C hereto, constitutes the final, exclusive and complete understanding and agreement of the parties hereto and supersedes all prior understandings and agreements between Consultant and Sirtris Pharmaceuticals, Inc., GSK or any of their affiliates. Any waiver, modification or amendment of any provision of this Agreement shall be effective only if in writing and signed by the parties hereto.

13. Notices.

Any notices required or permitted hereunder shall be given to the appropriate party at the address specified in this Agreement or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address or sent by certified or registered mail, three (3) days after the date of mailing.

IN WITNESS WHEREOF, and intending to legally bound, the parties hereto have executed this Agreement so that it is effective as of the Effective Date.

AGREED TO:

SMITHKLINE BEECHAM CORPORATION, d/b/a
GLAXOSMITHKLINE

By:	/s/ Carol G. Ashe
Name:     Carol G. Ashe

Title:	Vice President and Secretary

AGREED TO BY:
David Sinclair Ph.D.

/s/ David Sinclair
CONSULTANT

APPENDIX A

1.  David Sinclair Ph.D., 43 Newbrook Circle, Chestnut Hill, Massachusetts 02467

2.  Listing of “Affiliates” or “Employers” with whom Consultant is Affiliated:

A. Harvard Medical School (employee)

B. Genocea Biosciences, Inc. (co-founder, director and consultant)

C. Estee Lauder Inc. (consultant)

D. Lux Capital Management (venture partner)

GSK has agreed to the continuation of your activities as noted above.

3.	Specific Description of duties of Consultant and Services to be provided to GSK:

For the purposes of this Agreement your point of contact within GSK R&D will be the head of the Unit although you will also be required to interact with other senior executives within R&D. Your key advisory and consulting roles will be to perform such tasks related to the business of the Unit as the head of the Unit may reasonably request. It is anticipated that the Services will include presenting data to the Unit’s Scientific Advisory Board and GSK’s Board of Directors, fundraising, grant writing, assisting the Senior Vice President of Research and Director of Biology in the design of experiments and clinical trials, evaluation and recruitment of employees, business development, strategic planning, providing scientific advice and intellectual property unless it is confidential or conflicts with the policy of Harvard Medical School regarding information dissemination.

Any other activities falling outside the scope described above shall be approved by the Senior Vice President, Drug Discovery.

4.	Payment for Services:

A. Fees:

1. GSK agrees to pay Consultant on a monthly basis in arrears the sum of twelve thousand five hundred dollars ($12,500), pro rated for any partial month. Payment of the amounts described in this paragraph are subject to the effectiveness of the Agreement during all or any portion of the applicable month for which payments are due.

2. In consideration of the restrictions accepted by Consultant pursuant to Paragraphs 3 and 4 of the Agreement and in addition to any sums payable under the first paragraph above, GSK hereby agrees to pay Consultant on a monthly basis in arrears a per diem amount of five thousand dollars ($5,000) for each day (up to a maximum of 20 days per year) on which Consultant renders Services (pro rated for any day on which Consultant renders fewer than eight (8) hours of Service) Payment of the amounts described in this paragraph are subject to the continued effectiveness of the Agreement through the date on which such Services were rendered.

3. On or not later than three days after each of the first, second and third anniversaries of the Effective Date, the Company will pay the Executive $129,000 in cash in a lump sum, subject with regard to each such payment to the continuation of the Agreement in effect on such anniversary date.

4. Notwithstanding anything to the contrary in this Agreement, if prior to the expiration of the Initial Term (i) GSK and Consultant mutually agree to terminate the Agreement, (ii) the Agreement is terminated by GSK other than by reason of a material breach of the Agreement by the Consultant, or (iii) the Consultant dies or becomes disabled during the term of the Agreement, then any remaining unpaid amounts under paragraphs 3 above for the entirety of the Initial Term shall be immediately paid to Consultant.

5. The Consultant shall participate in the following stock rollover and additional incentive arrangement:

(a) An amount equal to 25% of the assumed after-tax gain (based on a 40% net tax rate) from cash-out of the unvested Sirtris Pharmaceuticals, Inc. (“Sirtris”) shareholdings of Consultant on the Closing Date, as such term is defined in that certain Merger Agreement between Sirtris, SmithKline Beecham Corporation and Fountain Acquisition Corporation., dated as of April 22, 2008, including both options and restricted stock which would be unvested at such time but for the closing of the acquisition of Sirtris by GSK, shall be withheld, which amount based upon projected vesting through the Closing Date is $359,306. These funds will be placed into a custody account (the “After-Tax Investment Account”) and will be invested in GSK american depositary shares (“shares”). The account will be designed so that it should be treated as your property for US federal income tax purposes, and therefore it should be eligible for long term capital gains treatment under current tax law. The account value will move with the GSK share price, and dividends will be accrued and reinvested as shares. You will receive an IRS 1099 form for annual dividend income and will be responsible for annual income tax on dividends as well as any capital gains tax when shares are sold.

(b) The value of the After-Tax Investment Account will vest be distributed over three years at the end of each year (33 1/3% at the first anniversary of the Effective Date, 50% of remaining balance at the second anniversary of the Effective Date, and 100% of the remaining balance at the third anniversary of the Effective Date).

(c) GSK will pay the Consultant, at the time as each distribution described in paragraph (b) above, an amount in cash equal to 50% of the value of the GSK shares so distributed at the time of distribution, such amount representing payment of additional consulting fee that shall be treated as such for all US federal income tax purposes.

(d) Distribution of the amounts described in paragraph (b) above are subject to the continued effectiveness of the Agreement through the required distribution date, provided that if GSK and Consultant mutually agree to terminate the Agreement, if the Agreement is terminated by GSK other than by reason of a material breach of the Agreement by the Consultant, or the Consultant dies or becomes disabled during the term of the Agreement, then any remaining undistributed amounts shall be immediately distributed. Payment of the amounts described in paragraph (c) above are subject to the continued effectiveness of the Agreement through the required payment date, provided that if the Agreement is terminated by GSK other than by reason of a material breach of the Agreement by the Consultant, or the Consultant dies or becomes disabled, then GSK will pay Consultant an amount equal to 50% of the value of the GSK shares distributed at that time pursuant to the immediately preceding sentence of this paragraph (d).

(e) GSK will use commercially-reasonable best efforts to ensure that any shares deliverable under the foregoing arrangement are freely transferable at the time of delivery.

6. The Consultant shall be eligible for a Discovery Performance Bonus. Upon any positive “Commit to Medicine (i.e., late stage) Development” decision at GSK’s Portfolio Management Board (“PMB”) for a Sirtris asset, you will be granted a cash bonus of $250,000, payable as soon as practical following the PMB decision, provided that the Agreement continues in effect through the time of the decision by the PMB. “Commit to Medicine Development” will be determined by GSK’s PMB (consisting of senior executives of R&D and Commercial), which meets monthly for this purpose, as referred to in and consistent with the terms of R&D’s bonus program.

7. GSK agrees that in the event it shall be determined that any of the payments or benefits received or to be received by the Consultant as a result of the transactions contemplated by the Merger Agreement would be subject to the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax (the “Excise Tax”), then the Consultant shall be entitled to promptly receive from GSK an additional lump sum cash payment (the “Gross-Up Payment”) in an amount such that, after payment by the Consultant of all taxes related to such payments and benefits, including any income taxes and the Excise Tax imposed upon the Gross-Up Payment, the Consultant retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon such payments and benefits. Payment of the amounts described in this paragraph are not subject to the continued effectiveness of the Agreement.

B. Reimbursal of Consultant’s Out-of-Pocket Expenses:

GSK will reimburse Consultant for all reasonable out of pocket expenses, such as round trip travel, accommodation and living expenses actually incurred by the Consultant at GSK’s request in the performance of the Services hereunder for the Unit, subject to the following specific limitations in accordance with GSK’s normal expense reimbursement policies:

•	Where the Consultant is required to undertake travel outside North America in connection with the Services, these trips will be via business class travel (e.g. British Airways Club World travel or the equivalent).

•	Where the Consultant is required to undertake travel within North America in connection with the Services, these trips will be via business class or economy class travel.

•	All business mileage traveled by car, including travel to and from GSK sites.

C. Invoices and Payments:

All requests for expense reimbursement shall be presented to GSK monthly in arrears. Such requests shall be addressed to:

Christoph Westphal
GlaxoSmithKline
200 Technology Square
Suite 300
Cambridge, MA 02139

Each invoice for amounts described in 4.A.1 and 2 above shall show the following: (i) Sales Taxes and other indirect taxes as a separate and additional item, if payable; (ii) the Services for which charges are payable by GSK, together with a breakdown of the relevant period in which Services were performed (iii) the name of the Consultant and (iv) GSK’s agreement reference number, if previously provided by GSK.

It is expressly understood and agreed by Consultant and GSK that the above noted payments of fees and reimbursement of expenses as stated in paragraphs A and B of this Part 4 “Payment for Services” are the full and complete consideration for all of the Services provided and all the obligations, covenants and restrictions assumed by Consultant under this Agreement and for all Inventions and related Property Rights assigned under this Agreement.

5.	SITE ISSUES

Consultant, prior to carrying out any Services at a GSK site, shall be responsible for procuring and maintaining at all times (at Consultant’s sole expense) coverage for travel and professional liability insurance. In addition, Consultant shall at all times during the performance of the Services use reasonable efforts to ensure that he conforms in all material respects with all GSK’s policies and procedures with regard to working environment, health & safety, civil rights, security and similar matters and that the Services should be conducted in material compliance with the principles of which he has knowledge that are laid down in, where applicable, the Declaration of Helsinki, ICH GCP, FDA, local national laws and regulations of the United Kingdom and European Union, federal, state and local laws of the United States and GSK’s Standard Operating Procedures (SOPs). Consultant shall at all times during the performance of the Services comply with such reasonable requirements as may be notified to the Consultant from time to time.

6.	OPERATIONAL ISSUES

Insofar as GSK deems it necessary for the proper performance of the Services hereunder, GSK agrees that it will provide the Consultant with access to administrative support as necessary for arranging travel and meetings, and to guest office space at GSK sites.

In order to enable the Consultant to perform the Services, GSK may during the term of the Agreement loan to the Consultant the following equipment (together with any other equipment loaned during the term of the Agreement, the “Equipment”):

•	A laptop with secure access and connectivity to GSK systems and databases as deemed appropriate by GSK; and

•	A mobile phone, providing global access to the GSK network via its short-code access numbers, as deemed appropriate by GSK

Consultant shall take all reasonable care of the Equipment and, where it becomes aware that any Equipment in its care is stolen, lost, destroyed or damaged, it shall promptly inform GSK to that effect in writing. On request, Consultant shall immediately return the Equipment to GSK in good repair.

Consultant shall not, without the prior written consent of GSK:

(1) use the Equipment other than for the purpose of performing the Services hereunder; or

(2) transfer possession or control of the Equipment to a third party.

Consultant shall indemnify GSK against any loss, damage, costs or expenses incurred by GSK arising out of (i) the unauthorized use of the Equipment, or (ii) the loss or destruction of, or damage to, the Equipment.

All other equipment/materials used in providing the Services hereunder shall be provided by the Consultant and shall be of a high standard, as established by current practice within the Field of the Services.

APPENDIX B

Supplemental Terms and Conditions (“Terms”)

1.  Establishment of Confidential Relationship.

Consultant recognizes that GSK is engaged in a continuous program of research and development respecting its present and future business activities. Consultant understands that:

(a) As part of Consultant’s Services performed for the Unit, Consultant will be involved in discussions that relate to GSK’s technology and business strategy, and, in the course of performing the Services for the Unit, may develop new ideas or inventions or make other contributions of value to the Unit.

(b) This Agreement creates a relationship of trust and confidence between the Consultant and GSK with respect to any information within the Field that is:

(i) applicable to the business of the Unit or any client or customer of the Unit; and

(ii) is made known to Consultant by GSK or by any client or customer of GSK, or is learned by Consultant while rendering Services for the Unit.

(c) GSK possesses and will continue to possess information:

(i) that has been created, discovered or developed by GSK (including without limitation information created, discovered, or developed by Consultant in connection with the performance of the Services by the Consultant); or

(ii) in which property rights have been assigned or otherwise conveyed to GSK by another entity, which information has commercial value in the business in which GSK is engaged and is treated by GSK as confidential. All such information is referred to in this Agreement as “Proprietary Information”. By way of illustration, but not limitation, Proprietary Information includes: (i) inventions, developments, designs, applications, improvements, trade secrets, formulae, know-how, method of processes, discoveries, techniques and data (collectively referred to in this Agreement as “Inventions”); and (ii) plans for research, development, new products, marketing and selling, information regarding business plans, budgets and unpublished financial statements, licenses, prices and costs, information concerning suppliers and customers, and information regarding the skills and compensation of employees of GSK. Notwithstanding the foregoing, “Proprietary Information” shall not include any information that (i) is in the public domain through no fault of Consultant; (ii) has been rightfully independently communicated to Consultant free of any obligation of confidence; or (iii) was developed by Consultant independently of and without reference to any information communicated to Consultant by GSK or by any client or customer of GSK. In addition, Consultant may disclose Proprietary Information if required to do so by a valid order of a court or other governmental body of competent jurisdiction, or, if in the opinion of Consultant’s counsel, Consultant is otherwise required to disclose such Proprietary Information by applicable law.

Certain specific obligations of Consultant arising out of Consultant’s confidential relationship with GSK are set forth in Terms 2, 3, 4 and 6 of this Appendix.

2.  Recognition of GSK’s Rights; Nondisclosure.

(a) All Proprietary Information shall be the sole property of GSK and its assigns, and GSK and its assigns shall be the sole owner of all patents, copyrights and other rights relating to such Proprietary Information.

(b) At all times, both during the term of this Agreement and after its termination, Consultant will keep in confidence and trust all Proprietary Information and shall not use or disclose any Proprietary Information or anything related to such information without the written consent of GSK, except as may be required in the ordinary

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course of performing Services as a Consultant to the Unit. GSK will make reasonable efforts to identify or mark information it expects to be protected hereunder as “CONFIDENTIAL” or “PROPRIETARY.”

3.  Nondisclosure of Third-Party Information.

Consultant understands that GSK has received and in the future will receive from third parties information that is confidential or proprietary (“Third-Party Information”) subject to a duty on the part of GSK to maintain the confidentiality of such information and to use it only for certain limited purposes. During the term of this Agreement and thereafter, Consultant will hold all information that Consultant knows or has reason to know is Third-Party Information in the strictest confidence and will not disclose or use any such Third Party Information except as permitted by the agreement between GSK and such Third-Party Information, unless expressly authorized to act otherwise by an officer of GSK in writing. To the extent reasonably practical, all Third Party Information will be marked “CONFIDENTIAL” or “PROPRIETARY.”

4.  Assignment of Proprietary Rights.

Consultant hereby assigns to GSK Consultant’s entire right, title and interest in and to any and all Inventions (and all Property Rights such as, without limitation, all rights, title and interest in and to any patents, trademarks and copyrights, as well as all applications therefore and all foreign equivalents and counterparts thereof anywhere in the world with respect to any such Inventions) whether or not patentable or registrable under patent, copyright or similar statutes anywhere in the world, made or conceived of or reduced to practice or learned by Consultant, either alone or jointly with GSK, during the term of this Agreement in the course of performing the Services hereunder (all such Inventions together with their related Property Rights are collectively referred to in this Agreement as “GSK Inventions”). Consultant agrees that all such GSK Inventions shall be the sole and exclusive property of GSK. For the avoidance of doubt, this Term 4 shall not apply to any Inventions which (i) were made by the Consultant prior to the Effective Date or (ii) were not generated in the course of the Services performed hereunder nor generated as a consequence of Proprietary Information supplied directly or indirectly by GSK or its corporate affiliates, for the purposes hereof. Consultant understands that, to the extent this Agreement shall be construed in accordance with the laws of any state or country which precludes a requirement in an agreement to assign certain classes of Inventions made by an individual acting as a consultant, this Term 4 shall be interpreted not to apply to any Invention which a court rules and/or GSK agrees falls within such classes. Except as set forth in this Agreement, Consultant hereby represents and warrants to GSK that neither its Employers, nor its Affiliates, nor any other third party has any right, title, or interest in or to, or any license or other claim or encumbrance in or upon any Invention to be made hereunder or to any related Property Rights.

5.  Enforcement of Proprietary Rights.

Consultant further agrees to assist GSK in every reasonable and proper way to obtain from time-to-time and to enforce United States, P.C.T. and foreign national patents, copyrights, and other rights and protections relating to GSK Inventions in any and all countries of the world. To that end, Consultant will execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as GSK may reasonably request for use in applying for, obtaining, sustaining, perfecting and enforcing GSK’s title as the sole owner of all such patents, copyrights and other rights and protections in and to GSK Inventions. In addition, Consultant agrees to execute, verify and deliver assignments of such patents, copyrights, and other rights and protections to GSK or its designee in order to perfect GSK’s title as the sole owner thereof. Consultant’s obligation to assist GSK in obtaining, perfecting and enforcing GSK’s title as sole owner of all patents, copyrights, and other rights and protection relating to such GSK Inventions in any and all countries shall continue beyond the termination of this Agreement, but GSK shall compensate Consultant at a reasonable rate (in addition to any other compensation due to Consultant in accordance with this Agreement) after such termination for the time actually spent by Consultant at GSK’s request on such assistance. In the event GSK is unable, after reasonable effort, to secure Consultant’s signature on any document needed to apply for, prosecute or maintain or assign to GSK any patent, copyright, or other right or protection relating to a GSK Invention, Consultant hereby irrevocably designates and appoints GSK and its duly authorized officers and agents as his/her agent and attorney in fact, to act for and on his/her behalf to execute, verify and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance, maintenance

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and assignment to GSK of all patents, copyrights, and other rights and protections thereon with the same legal force and effect as if executed by Consultant. Copies of all such documents shall be promptly forwarded to Consultant.

6.  Obligation to Keep GSK Informed.

During the term of this Agreement, Consultant shall promptly disclose to GSK, or any persons designated by it, fully and in writing and will hold in trust for the sole right and benefit of GSK any and all GSK Inventions, whether or not patentable or protectable by copyright, of which Consultant becomes aware that are in the Field; however, Consultant shall not be obligated to disclose

(i) information received by Consultant from others under a contractual binder of confidentiality or

(ii) information subject to an obligation of confidentiality under any applicable Employer or Affiliate guideline or policy referred to in Paragraph 4(c) of the Agreement.

7.  Prior Invention.

Inventions, if any, patented or unpatented, which Consultant made prior to the execution of this Agreement, are excluded from the scope of this Agreement.

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